1040-999 W. Hastings Street Vancouver, BC, Canada V6C 2W2 Tel: 604.683-1102 Fax: 604.683.2643

FAX COVER SHEET

Date:

March 29, 2007

Our File No.:

1707

To:

Donald F. Delaney

Company:

U.S. Securiites and

Exchange Commission

Fax No.:

 1 202 772-9368

From:

Stewart L. Lockwood

Our Tel. No.:

(604) 683-1102

Our Fax No.:

(604) 683-2643

No. of pages:  1     (including this page)

Important - Confidentiality

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COMMENTS:

re:

Canarc Resource Corp.  (the "Company")

File No. 000-18860 – Review Letter

Dear Mr. Delaney

We are writing to you on behalf of the Company, to again update you on the Company's progress.

The Company is currently completing its year end audit and related Annual Information Form for its December 31, 2006 year end.  They will be extremely busy through to next week (the filing deadline), and we believe that these financials, when completed, will also deal with the issues you have raised.  We will review your issues with the Company and Mr. Yee, the CFO, and be in touch next week.

We also confirm this fax has been sent to the Company for posting on EDGAR.

Yours truly,

Vector Corporate Finance Lawyers

“Stewart L. Lockwood”

Stewart L. Lockwood

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